================================================================================
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 2000
                                                  COMMISSION FILE NO.: 333-43684
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 ---------------
                           AMENDMENT NO. 1 TO FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                              ---------------------

                        IMAGING TECHNOLOGIES CORPORATION
             (Exact Name of Registrant As Specified In Its Charter)

          Delaware                            5045                            33-0021693
  (State of Incorporation)         (Primary Standard Industrial        (IRS Employer I.D. Number)
                                    Classification Code Number)

                             15175 INNOVATION DRIVE
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 613-1300

                       -----------------------------------
               (Address, including zip code and telephone number,
        including area code of registrant's principal executive offices)


                      BRIAN BONAR, CHIEF EXECUTIVE OFFICER
                        IMAGING TECHNOLOGIES CORPORATION
                             15175 INNOVATION DRIVE
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 613-1300
            (Name, address and telephone number of Agent for Service)


                                    Copy to:

                          CHRISTOPHER S. AUGUSTE, ESQ.
                                PARKER CHAPIN LLP
                         405 LEXINGTON AVENUE, 9TH FLOOR
                            NEW YORK, NEW YORK 10174
                               TEL: (212) 704-6000
                               FAX: (212) 704-6288

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the registrant elects to deliver its latest Form 10-K, as amended, to security holders or a complete and legible facsimile thereof, pursuant to Item 11.(a)(1) of this Form, check the following box. [X]

If the registrant elects to deliver its latest Form 10-Q, as amended, to the security holder or a complete and legible facsimile thereof, pursuant to Item 11.(a)(2)(ii) of this Form, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

                         CALCULATION OF REGISTRATION FEE

================================ ==================== ============================ ============================== =================
    TITLE OF EACH CLASS OF          AMOUNT TO BE       PROPOSED MAXIMUM OFFERING    PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
  SECURITIES TO BE REGISTERED        REGISTERED         PRICE PER SHARE (1) (2)         OFFERING PRICE (1)        REGISTRATION FEE
-------------------------------- -------------------- ---------------------------- ------------------------------ -----------------
Common Stock,  par value $0.005   38,000,000 shares              $.385                      $14,630,000              $3,862.32
per share....................
================================ ==================== ============================ ============================== =================

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(2) Estimate based on the average of the high and low prices of the Registrant's common stock as reported by the OTC Bulletin Board on August 9, 2000 pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.
(3) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.

WE WILL AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY WHICH MAY DELAY ITS EFFECTIVE DATE UNTIL WE FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING ACCORDING TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER __, 2000


                                   PROSPECTUS

                        IMAGING TECHNOLOGIES CORPORATION

                        38,000,000 SHARES OF COMMON STOCK

         o The shares of common stock offered by this prospectus are being sold by the stockholder listed in the section of this prospectus called "Selling Security Holder". We will not receive any proceeds from the sale of these shares. We could receive up to $1,140,000 in proceeds from the exercise of a warrant, the underlying shares of which we are registering in this prospectus, by the selling security holder, which proceeds would be used for general corporate purposes. As of the date of this prospectus, the warrant has not been exercised.

         o Our common stock is traded on the OTC Bulletin Board under the symbol "ITEC".


         o On September 21, 2000, the closing price of our common stock on the OTC Bulletin Board was $.315.



         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

               --------------------------------------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               --------------------------------------------------



                The date of this prospectus is September __, 2000



                                TABLE OF CONTENTS

Forward-Looking Statements...............................................................................3

Prospectus Summary.......................................................................................3

The Offering.............................................................................................4

Risk Factors.............................................................................................6

Use of Proceeds.........................................................................................12

Selling Security Holder.................................................................................13

Plan of Distribution....................................................................................13

Description of Securities...............................................................................14

Information With Respect to the Registrant..............................................................14

Material Changes........................................................................................15

Where You Can Find More Information.....................................................................15

Incorporation of Certain Documents by Reference.........................................................15

Disclosure of Commission Position on Indemnification for Securities and Liabilities.....................16

Experts  ...............................................................................................16

Legal Opinion...........................................................................................16

Financial Information...................................................................................16

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains some forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may," "will," "expect," "anticipate," "intend," "estimate," "continue," "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading "Risk Factors" and in other cautionary statements in this prospectus.

                               PROSPECTUS SUMMARY

         This summary highlights information in this document. You should carefully review the more detailed information and financial statements included in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document, including the "Risk Factors" and the financial statements and their accompanying notes.

THE COMPANY

         References in this Prospectus to "ITEC," the "Company," "we" or "us" are to Imaging Technologies Corporation and our wholly-owned direct and indirect subsidiaries, DealSeekers.com, Inc., a Delaware corporation, Personal Computer Products, Inc., a California corporation, NewGen Imaging Systems, Inc., a California corporation, Prima Inc., a California corporation, Color Solutions, Inc., a California corporation, McMican Corporation, a California corporation, ITEC Europe, Ltd., a company registered under the laws of the United Kingdom and Advanced Matrix Technology Accel UK Ltd., a company registered under the laws of the United Kingdom.

         We develop, manufacture, and distribute high-quality digital imaging solutions. We produce a wide range of printers and other imaging products for use in graphics and publishing, digital photography and other niche business and technical markets. Beginning with a core technology in the design and development of controllers for non-impact printers and multifunction peripherals, we have expanded our product offerings to include monochrome and color printers, external print servers, digital image storage devices, and software to improve the accuracy of color reproduction. Our new generation of products incorporate advanced printer and imaging controller technologies to produce faster, enhanced image output at competitive prices.

         Our ColorBlind(R) Color Management software is a suite of applications, utilities and tools designed to create, edit and apply industry standard ICC (International Color Consortium) profiles that produce accurate color rendering across a wide range of peripheral devices. "ColorBlind Aware" is being recognized as an industry standard for color accuracy as manufacturers integrate ColorBlind's Color Management resources into their product designs.

         We benefit from technology alliances with industry partners to develop the next generation of embedded printer controller and digital imaging technology. We produce printer controllers that provide modularity and performance advantages for our OEM customers. Our customers benefit by outsourcing their engineering development and manufacturing to us, thus achieving faster time-to-market.

         We were incorporated in March, 1982 under the laws of the State of California, and reincorporated in May, 1983 under the laws of the State of Delaware. Our principal executive offices are located at 15175 Innovation Drive, San Diego, California 92128. Our main phone number is (858) 613-1300.

         Personal Computer Products, Inc., ColorBlind and Xtinguisher are trademarks of ours. This Prospectus also includes names and trademarks of companies other than us.

                                  THE OFFERING

         We entered into a Private Equity Line of Credit Agreement on July 5, 2000 with Impany Investment Limited. Pursuant to this agreement, we have the right, subject to certain conditions, to sell up to $36,000,000 of our shares of common stock over the next two years to Impany, which Impany may resell to the public through this prospectus. Additionally, we issued a warrant to Impany to purchase up to 2,000,000 shares of our common stock at an exercise price equal to $.57 per share. Shares issuable upon exercise of Impany's warrant may also be resold to the public through this prospectus.

         Beginning on the date the registration statement, of which this prospectus forms a part, is declared effective by the SEC, and continuing for two years thereafter, we may in our sole discretion sell, or put, shares of our common stock to Impany. From time to time during the two-year term, we may make 18 monthly draw downs, by giving notice and requiring Impany to purchase shares of our common stock, for the draw down amount. Impany's purchase price will be based upon the average of the three lowest closing bid prices of the common stock over the period of five (5) trading days during which the purchase price of the common stock is determined with respect to the put date, which period shall begin two (2) trading days prior to the put date and end two (2) trading days following the put date. The maximum put amount that we may sell is as set forth in the table below:

----------------- ------------------ ------------------ ------------------- ------------------ ------------------
Bid               Average Daily      Average Daily      Average Daily       Average Daily      Average Daily
Price             Trading Volume     Trading Volume     Trading Volume of   Trading Volume     Trading Volume
                  of up to 75,000    of 75,001-150,000  150,001-250,000     of 250,001-        of 400,001 and
                                                                            400,000            above
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
0.25-0.49         $200,000           $300,000           $500,000            $650,000           $750,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
0.50-0.74         $300,000           $500,000           $650,000            $750,000           $1,000,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
0.75-0.99         $350,000           $550,000           $600,000            $800,000           $1,250,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
1.00-1.24         $400,000           $600,000           $750,000            $850,000           $1,500,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
1.25-1.49         $500,000           $675,000           $800,000            $925,000           $1,750,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
1.50-1.99         $600,000           $750,000           $850,000            $1,000,000         $2,000,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
2.00-2.24         $675,000           $825,000           $925,000            $1,000,000         $2,250,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
2.25-2.49         $700,000           $850,000           $950,000            $1,000,000         $2,500,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
2.50-3.50         $750,000           $900,000           $1,000,000          $1,000,000         $2,750,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------
Above 3.50        $800,000           $1,000,000         $1,250,000          $1,500,000         $3,000,000
----------------- ------------------ ------------------ ------------------- ------------------ ------------------

         Our ability to cause Impany to purchase shares of our common stock under the Private Equity Line of Credit Agreement is subject to certain conditions, including, but not limited to:

         - The number of shares we may sell to Impany on any put date, when aggregated with all other shares then owned by Impany, cannot exceed 9.9% of the total common stock we then have outstanding.

         - If we are listed on The Nasdaq SmallCap Market, the total number of shares that we may sell to Impany under the agreement and warrant cannot exceed 19.9% of our common stock, unless we have obtained shareholder approval as required by the rules of the Nasdaq Stock Market Inc.

         - The registration statement, of which this prospectus forms a part, must remain effective so that Impany may publicly resell the shares that it acquires from us under the agreement.

         - There has not been an effect on the business, operations, properties, prospects or financial condition of our company that is material and adverse to our company and such other entities controlling or controlled by our company, taken as a whole, and/or any condition, circumstance or situation that would prohibit or otherwise interfere with the ability of our company to enter into and perform its obligations under the agreement.


         We may not be able to satisfy all conditions required to put shares to Impany at any given time. If this occurs, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding may not be available. Also, we cannot put shares to Impany at a time when we have not publicly disclosed material information about our company.

         In connection with the Private Equity Line of Credit Agreement, we issued a warrant on July 5, 2000 to Impany to purchase up to 2,000,000 shares of our common stock at an exercise price equal to $.57 per share. Impany may exercise the warrant through January 5, 2003.

         Impany is an "underwriter" within the meaning of the Securities Act in connection with its resale of shares of our common stock under this prospectus.

SECURITIES OFFERED BY SELLING SECURITY HOLDER

         COMMON STOCK(1,3)                                        38,000,000

EQUITY SECURITIES OUTSTANDING(2)


         COMMON STOCK                                            103,598,108(3)
         PREFERRED STOCK                                                 420.5
         WARRANTS                                                 12,551,240(4)
         OPTIONS                                                     682,185(4)



(1) According to the terms of the Private Equity Line of Credit Agreement between Impany Investment Limited and us, the amount of common stock being registered and included in this prospectus is 100% of the number of shares of common stock that would be required to be issued under the Private Equity Line of Credit Agreement at a purchase price of $.50 on an average daily trading volume in excess of 400,000 and if the warrant was exercised on the day before the filing of the registration statement.

(2)      The total number of equity shares outstanding as of September 21, 2000.

(3) The total number of shares of common stock does not include shares of common stock issuable upon the exercise of warrants associated with Series D Convertible Preferred Stock and Series E Convertible Preferred Stock.
(4) The options were issued in connection with our stock option plans and/or in connection with some of our employment agreements. The exercise prices of the options range from $.35 to $8.45 per share. The warrants were issued to employees, consultants, finders and private placement investors. The exercise prices of the warrants range from $.01 to $6.25.

                                  RISK FACTORS

         AN INVESTMENT IN SHARES OF ITEC COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING ANY ITEC SHARES.

         EXCEPT FOR HISTORICAL INFORMATION, THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN OUR SEC REPORTS ARE "FORWARD-LOOKING" STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE RISKS DESCRIBED BELOW ADDRESS SOME OF THE FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS AND FINANCIAL PERFORMANCE.

OUR NEED FOR FUTURE CAPITAL

         Our business has not been profitable in the past and it may not be profitable in the future. We may incur losses on a quarterly or annual basis for a number of reasons, some within and others outside our control. See "Potential Fluctuation in Our Quarterly Performance." The growth of our business will require the commitment of substantial capital resources. If funds are not available from operations, we will need additional funds. We may seek such additional funding through public and private financing, including debt or equity financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when we need them. Even if funds are available, the terms under which the funds are available to us may not be acceptable to us. Insufficient funds may require us to delay, reduce or eliminate some or all of our planned activities.

POTENTIAL FLUCTUATION IN OUR QUARTERLY PERFORMANCE

         Our quarterly operating results can fluctuate significantly depending on a number of factors, any one of which could have a material adverse effect on our results of operations. The factors include:

o the timing of product announcements and subsequent introductions of new or enhanced products by us and by our competitors,

o        the availability and cost of components,

o        the timing and mix of shipments of our products,

o        the market acceptance of our new products,

o        seasonality,

o        currency fluctuations,

o        changes in our prices and in our competitors' prices,

o price protection offered to distributors and OEMs for product price reductions,

o        the timing of expenditures for staffing and related support costs,

o        the extent and success of advertising,

o        research and development expenditures, and

o        changes in general economic conditions.

         We may experience significant quarterly fluctuations in revenues and operating expenses as we introduce new products. In addition, our component purchases, production and spending levels are based upon our forecast of future demand for our products. Accordingly, any inaccuracy in our forecasts could adversely affect our financial condition and results of operations. Demand for our products could be adversely affected by a slowdown in the overall demand for computer systems, printer products or digitally printed images. Our failure to complete shipments during a quarter could have a material adverse effect on our results of operations for that quarter. Quarterly results are not necessarily indicative of future performance for any particular period.

HIGHLY COMPETITIVE INDUSTRY

         The markets for our products are highly competitive and rapidly changing. Some of our current and prospective competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. Our ability to compete in our markets depends on a number of factors, some within and others outside our control. These factors include:

o the frequency and success of product introductions by us and by our competitors,

o        the selling prices of our products and of our competitors' products,

o        the performance of our products and of our competitors' products,

o        product distribution by us and by our competitors,

o        our marketing ability and the marketing ability of our competitors, and

o        the quality of customer support offered by us and by our competitors.

         A key element of our strategy is to provide competitively priced, quality products. We cannot be certain that our products will continue to be competitively priced. We have reduced prices on certain of our products in the past and will likely continue to do so in the future. Price reductions, if not offset by similar reductions in product costs, will reduce our gross margins and may adversely affect our financial condition and results of operations.

SHORT PRODUCT LIVES AND TECHNOLOGICAL CHANGE

         The markets for our products are characterized by rapidly evolving technology, frequent new product introductions and significant price competition. Consequently, short product life cycles and reductions in product selling prices due to competitive pressures over the life of a product are common. Our future success will depend on our ability to continue to develop and manufacture competitive products and achieve cost reductions for our existing products. In addition, we monitor new technology developments and coordinate with suppliers, distributors and dealers to enhance our existing products and lower costs. Advances in technology will require increased investment in product development to maintain our market position. If we are unable to develop and manufacture new, competitive products in a timely manner, our financial condition and results of operations will be adversely affected.

DEVELOPING MARKETS AND APPLICATIONS

         The markets for our products are relatively new and are still developing. We believe that there has been growing market acceptance for color printers, color management software and supplies. We cannot be certain, however, that these markets will continue to grow. Other technologies are constantly evolving and improving. We cannot be certain that products based on these other technologies will not have a material adverse effect on the demand for our products.

DEPENDENCE UPON SUPPLIERS

         At present, many of our products use technology licensed from outside suppliers. We rely heavily on these suppliers for upgrades and support. In the case of our font products, we license the fonts from outside suppliers, who also own the intellectual property rights to the fonts. Our reliance on third-party suppliers involves many risks, including our limited control over potential hardware and software incompatibilities with our products. Furthermore, we cannot be certain that all of the suppliers of products we market will continue to license their products to us, or that these suppliers will not license their products to other companies simultaneously.

RISKS RELATED TO ACQUISITIONS

         In order to grow our business, we may acquire businesses that we believe are complementary. To successfully implement this strategy, we must identify suitable acquisition candidates, acquire these candidates on acceptable terms, integrate their operations and technology successfully with ours, retain existing customers and maintain the goodwill of the acquired business. We may fail in our efforts to implement one or more of these tasks. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we do. Competition for these acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Our overall financial performance will be materially and adversely affected if we are unable to manage internal or acquisition-based growth effectively.

         Acquisitions involve a number of risks, including:

o        integrating acquired products and technologies in a timely manner;
o        integrating businesses and employees with our business;
o        managing geographically-dispersed operations;
o reductions in our reported operating results from acquisition-related charges and amortization of goodwill;
o potential increases in stock compensation expense and increased compensation expense resulting from newly-hired employees;
o        the diversion of management attention;
o        the assumption of unknown liabilities;
o        potential disputes with the sellers of one or more acquired entities;
o our inability to maintain customers or goodwill of an acquired business;
o        the need to divest unwanted assets or products; and
o        the possible failure to retain key acquired personnel.

         Client satisfaction or performance problems with an acquired business could also have a material adverse effect on our reputation, and any acquired business could significantly under perform relative to our expectations. We are currently facing all of these challenges and our ability to meet them over the long term has not been established. As a result, we cannot be certain that we will be able to integrate acquired businesses, products or technologies successfully or in a timely manner in accordance with our strategic objectives, which could have a material adverse effect on our overall financial performance.

         In addition, if we issue equity securities as consideration for any future acquisitions, existing stockholders will experience ownership dilution and these equity securities may have rights, preferences or privileges superior to those of our common stock. See "Future Capital Needs."

DEPENDENCE ON KEY PERSONNEL

         Our success is dependent, in part, upon our ability to attract and retain qualified management and technical personnel. Competition for these personnel is intense, and we will be adversely affected if we are unable to attract additional key employees or if we lose one or more key employees. We may not be able to retain our key personnel.

COMPONENT AVAILABILITY AND COST; DEPENDENCE ON SINGLE SOURCES

         We presently outsource the production of some of our manufactured products through a number of vendors located in California. These vendors assemble products, using components purchased by us from other sources or from their own inventory. The terms of supply contracts are negotiated separately in each instance. Although we have not experienced any difficulty over the past several years in engaging contractors or in purchasing components, our present vendors may not have sufficient capacity to meet projected market demand for our products and alternative production sources may not be available without undue disruption.

         Our contract vendors generally perform multi-step quality control testing prior to shipping their products to us. We, in turn, include appropriate software, perform additional tests on the products, then package and ship products into the distribution channels. In addition to buying such items as printed circuit boards and other components from outside vendors, we purchase and/or license software programs, including operating systems and intellectual property modules (pre-written software code to execute a specifically defined operation). We purchase these products from vendors who have licenses to sell the software to us from the originators of the software, and have, from time to time, directly licensed system software that is either embedded or otherwise incorporated in certain of our products.

         While most components are available locally from multiple vendors, certain components used in our products are only available from single sources. Although alternative suppliers are readily available for many of our components, for some components the process of qualifying replacement suppliers, replacing tooling or ordering and receiving replacement components could take several months and cause substantial disruption to our operations. Any significant increase in component prices or decrease in component availability could have a material adverse effect on our business and overall financial performance.

POSSIBILITY OF CHALLENGE TO OUR PRODUCTS OR INTELLECTUAL PROPERTY RIGHTS

         We currently hold no patents. Our software products, hardware designs, and circuit layouts are copyrighted. However, copyright protection does not prevent other companies from emulating the features and benefits provided by our software, hardware designs or the integration of the two. We protect our software source code as trade secrets and make our proprietary source code available to OEM customers only under limited circumstances and specific security and confidentiality constraints. In many product hardware designs, we develop application-specific integrated circuits (ASICs) which encapsulate proprietary technology and are installed on the circuit board. This can serve to significantly reduce the risk of duplication by competitors, but in no way ensures that a competitor will be unable to replicate a feature or the benefit in a similar product.

         Competitors may assert that we infringe their patent rights. If we fail to establish that we have not violated the asserted rights, we could be prohibited from marketing the products that incorporate the technology and we could be liable for damages. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. We have obtained U.S. registration for several of our trade names or trademarks, including: PCPI, NewGen, ColorBlind, LaserImage, ColorImage, ImageScript and ImageFont. These trade names are used to distinguish our products in the marketplace.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         We conduct business globally. Accordingly, our future results could be adversely affected by a variety of uncontrollable and changing factors including:

o        foreign currency exchange fluctuations;
o regulatory, political or economic conditions in a specific country or region;
o        the imposition of governmental controls;
o        export license requirements;
o        restrictions on the export of critical technology;
o        trade restrictions;
o        changes in tariffs;
o        government spending patterns;
o        natural disasters;
o        difficulties in staffing and managing international operations; and
o        difficulties in collecting accounts receivable.

         In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent as the laws of the United States.

         In our 1998 fiscal year, we experienced contract cancellations and the write-off of significant receivables related to continuing economic deterioration in foreign countries, particularly in Asia. Any or all of these factors could have a material adverse impact on our business and overall financial performance.

DEPENDENCE ON EXPORT SALES

         We intend to pursue international markets as key avenues for growth and to increase the percentage of sales generated in international markets. In our 1998, 1997, and 1996 fiscal years, sales outside the United States represented approximately 56%, 57% and 81% of our net sales, respectively. We expect sales outside the United States to continue to represent a significant portion of our sales. As we continue to expand our international sales and operations, our business and overall financial performance may be adversely affected by factors such as those described under "Risks Associated with International Operations."

RELIANCE ON INDIRECT DISTRIBUTION


         Our products are marketed and sold through an established distribution channel of value added resellers, manufacturers' representatives, retail vendors, and systems integrators. We have a network of dealers and distributors in the United States and Canada, in the European Community and on the European Continent, as well as a growing number of resellers in Africa, Asia, the Middle East, Latin America, and Australia. We support our worldwide distribution network and end-user customers through centralized manufacturing, distribution, and repair operations headquartered in San Diego. As of September 21, 2000, we directly employed 8 individuals involved in marketing and sales activities.


         Our sales are principally made through distributors which may carry competing product lines. These distributors could reduce or discontinue sales of our products which could materially and adversely affect us. These independent distributors may not devote the resources necessary to provide effective sales and marketing support of our products. In addition, we are dependent upon the continued viability and financial stability of these distributors, many of which are small organizations with limited capital. These distributors, in turn, are substantially dependent on general economic conditions and other unique factors affecting our markets. We believe that our future growth and success will continue to depend in large part upon our distribution channels. Our business could be materially and adversely affected if our distributors fail to pay amounts to us that exceed reserves we have established. To expand our distribution channels, we have entered into select OEM arrangements that allow us to address specific market segments or geographic areas. To prevent inventory write-downs in the event that OEM customers do not purchase products as anticipated, we may need to convert such products to make them salable to other customers.

VOLATILITY OF OUR STOCK PRICE

         The market price of our common stock historically has fluctuated significantly. Our stock price could fluctuate significantly in the future based upon any number of factors such as:

o        general stock market trends;
o        announcements of developments related to our business;
o        fluctuations in our operating results;
o a shortfall in our revenues or earnings compared to the estimates of securities analysts;
o announcements of technological innovations, new products or enhancements by us or our competitors,
o general conditions in the computer peripheral market and the imaging markets we serve;
o        general conditions in the worldwide economy;
o        developments in patents or other intellectual property rights; and
o        developments in our relationships with our customers and suppliers.

         In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated to our operating performance.

ABSENCE OF DIVIDENDS

         We have not paid any cash dividends on our common stock to date and we do not anticipate paying cash dividends in the foreseeable future.

APPOINTMENT AND REMOVAL OF OPERATIONAL RECEIVER

         On August 20, 1999, at the request of Imperial Bank, our primary lender, the Superior Court, San Diego appointed an operational receiver to us. On August 23, 1999, the operational receiver took control of our day-to-day operations. Through further equity infusion, primarily in the form of the exercise of warrants to purchase our common stock, operations have continued, and on June 21, 2000, the Superior Court, San Diego issued an order dismissing the operational receiver, determining that it was no longer necessary. However, in the future, without additional funding sufficient to satisfy Imperial Bank and our other creditors, as well as providing for our working capital, there can be no assurances that such operations can continue. In addition, we may not be able to satisfy all conditions required to sell shares to Impany under the Private Equity Line of Credit Agreement. In that case, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding may not be available. If such funding is not obtained, we will need to reduce or suspend operations.

DILUTION OF STOCKHOLDER INTERESTS


         The issuance of our reserved shares would dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. As of September 21, 2000, we had 13,233,425 shares of common stock reserved for possible future issuances upon, among other things, conversion of preferred stock and exercise of outstanding options and warrants.


         Under the Private Equity of Line of Credit Agreement, the amount of common stock issued to Impany is based on a formula that is tied to the market price of our common stock just prior to the time of the draw down. Accordingly, the issuance of some or all of the common stock allowed under the Private Equity Line of Credit Agreement could result in dilution of the per share value of our common stock held by current investors. The lower the average trading price of our common stock at the time of the draw down, the greater the number of shares of common stock that can be issued. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause Impany as well as other ITEC stockholders to sell their shares, which would contribute to the downward movement in the stock price of our common stock.

         We may seek additional financing, which would result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Additional issuances of capital stock would result in a reduction of current shareholders' percentage interest in ITEC. Furthermore, if the exercise price of any outstanding or issuable options or warrants or the conversion ratio of any preferred stock is lower than the price per share of common stock at the time of the exercise or conversion, then the price per share of common stock would decrease because the number of shares of common stock outstanding would increase without a corresponding increase in the dollar amount assigned to shareholders' equity.

         The addition of a substantial number of shares of common stock into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. Furthermore, future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as these warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

         The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

         Our board of directors currently is authorized to issue up to 100,000 shares of preferred stock. The board has the power to establish the dividend rates, preferential payments on our liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock.

NASDAQ LISTING AND LIQUIDITY OF COMMON STOCK

         The Nasdaq SmallCap Market and Nasdaq Marketplace Rules require an issuer to evidence a minimum of $2,000,000 in net tangible assets, a $35,000,000 market capitalization or $500,000 in net income in the latest fiscal year or in two of the last three fiscal years, and a $1.00 per share bid price, respectively. On October 21, 1999, Nasdaq notified us that we no longer complied with the bid price and net tangible assets/market capitalization/net income requirements for continued listing on The Nasdaq SmallCap Market. At a hearing on December 2, 1999, a Nasdaq Listing Qualifications Panel also raised public interest concerns relating to our financial viability. While the Panel acknowledged that we were in technical compliance with the bid price and market capitalization requirements, the Panel was of the opinion that the continued listing of our common stock on The Nasdaq Stock Market was no longer appropriate. This conclusion was based on the Panel's concerns regarding our future viability. Our common stock was delisted from The Nasdaq Stock Market effective with the close of business on March 1, 2000. As a result of being delisted from The Nasdaq SmallCap Market, stockholders may find it more difficult to sell our common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.

         Trading of our common stock is now being conducted over-the-counter through the NASD Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

         The Securities and Exchange Commission adopted regulations that generally define a "penny stock" as any equity security that has a market price of less than $5.00 per share. Additionally, if the equity security is not registered or authorized on a national securities exchange or the Nasdaq and the issuer has net tangible assets under $2,000,000, the equity security also would constitute a "penny stock." Our common stock does constitute a penny stock because our common stock has a market price less than $5.00 per share, our common stock is no longer quoted on Nasdaq and our net tangible assets do not exceed $2,000,000. As our common stock falls within the definition of penny stock, these regulations require the delivery, prior to any transaction involving our common stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. Furthermore, the ability of broker/dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

                                 USE OF PROCEEDS


         The selling security holder is selling all of the shares covered by this prospectus for its own account. Accordingly, we will not receive any proceeds from the resale of the shares. We will receive proceeds from the exercise of the warrant, but, to date, the warrant has not been exercised. However, if the warrant of which we are registering the underlying shares on this prospectus was exercised as of September 21, 2000, we would receive approximately $1,140,000 in proceeds. We would use any of these net proceeds from the sale of the warrant for general corporate purposes, including working capital. We will bear all expenses relating to this registration.

                             SELLING SECURITY HOLDER

         The shares being offered by Impany consist of shares of common stock that it may purchase from us pursuant to the Private Equity Line of Credit Agreement, including upon exercise of a warrant issued pursuant to the agreement. The natural persons who exercise sole or shared voting or investment power over the shares of common stock that Impany will sell are Mr. Hans Gassner, Dr. Kurt Alig and Dr. Alex Wiederkehr, all of whom are directors of Impany. Impany is primarily engaged in the business of investment advising. For additional information about the Private Equity Line of Credit Agreement, see "The Offering." The address of Impany is Aeulestrasse 74, Postfach 86, 9490 Vadus, Furstentum, Liechtenstein. The registration statement is a part of the prospectus being filed. The shares offered in this prospectus are based on the various rights contained in the Private Equity Line of Credit Agreement between Impany and us.


         The following table identifies the selling security holder based upon information provided to us as of September 22, 2000, with respect to the shares beneficially held by or acquirable by, the selling security holder, and the shares of common stock beneficially owned by the selling security holder which are not covered by this prospectus. Neither the selling security holder nor its affiliates have held any position, office, or other material relationship with us.


                         SELLING SECURITY HOLDER'S TABLE

----------------------------- --------------- ---------------- ------------------ --------------------- ------------------
                                              Percent of
                              Common Shares   Common Shares    Common Shares      Total Number Of       Total Number Of
                              Owned Prior To  Owned Prior to   Underlying         Shares To Be          Shares Owned
Name Of Investor              Offering        Offering         Warrant            Registered            following Offering
----------------              --------        --------         -------            ----------            ------------------
----------------------------- --------------- ---------------- ------------------ --------------------- ------------------
Impany Investment Limited           0                0             2,000,000           38,000,000               0
Aeulestrasse 74, Postfach 86
9490 Vadus
Furstentum, Liechtenstein
----------------------------- --------------- ---------------- ------------------ --------------------- ------------------

                              PLAN OF DISTRIBUTION

         The shares may be sold or distributed from time to time by the selling security holder or by pledgees, donees or transferees of, or successors in interest to, the selling security holder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

         o        ordinary broker transactions,

         o transactions involving cross or block trades or otherwise on the OTC Bulletin Board,

         o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus,

         o "at the market" to or through market makers or into an existing market for the common stock,

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

         o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

         o any combination of the foregoing, or by any other legally available means.

         In addition, the selling security holder may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling security holder. The selling security holder may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

         Impany is an "underwriter" within the meaning of the Securities Act in connection with the sale of the common stock offered hereby. Broker-dealers who act in connection with the sale of the common stock may also be deemed to be underwriters. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker-dealer participating in such transactions as agent may receive commissions from Impany (and, if they act as agent for the purchaser of our common stock, from such purchaser). Broker-dealers may agree with Impany to sell a specified number of shares of our common stock at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Impany, to purchase as principal any unsold common stock at the price required to fulfill the broker-dealer commitment to Impany. Broker-dealers who acquire common stock as principal may thereafter resell the common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above.

         We will not receive any proceeds from the sale of the common shares pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be $35,862.32.

         We have informed the selling security holder that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934, as amended, may apply to their sales of the common stock. In addition, we have informed the selling security holder of the need for delivery of copies of this prospectus.

         The selling security holder may also use Rule 144 under the Securities Act, to sell the shares if they meet the criteria and conform to the requirements of such rule.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         Holders of the common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by shareholders. Stockholders have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up, holders of common stock are to share in all assets remaining after the payment of liabilities. The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

         The information required to be disclosed in the registration statement pertaining to this prospectus is incorporated by reference, including, among other documents, our latest Form 10-K and Form 10-Q, which are both being delivered with this prospectus. See "Documents Incorporated by Reference", "Prospectus Summary", "Risk Factors" and "Material Changes."

                                MATERIAL CHANGES

APPOINTMENT AND REMOVAL OF OPERATIONAL RECEIVER

         On August 20, 1999, at the request of Imperial Bank, our primary lender, the Superior Court, San Diego appointed an operational receiver to us. On August 23, 1999, the operational receiver took control of our day-to-day operations. Through further equity infusion, primarily in the form of the exercise of warrants to purchase our common stock, operations have continued, and on June 21, 2000, the Superior Court, San Diego issued an order dismissing the operational receiver, determining that it was no longer necessary. However, in the future, without additional funding sufficient to satisfy Imperial Bank and our other creditors, as well as providing for our working capital, there can be no assurances that such operations can continue. In addition, we may not be able to satisfy all conditions required to sell shares to Impany under the Private Equity Line of Credit Agreement. In that case, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding may not be available. If such funding is not obtained, we will need to reduce or suspend operations.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below:


         1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

         2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, December 31, 1999, July 31, 1999 and March 31, 1999; and

         3.       Our Current Report on Form 8-K filed July 28, 2000.

         You may request a copy of these filings, without charge, by telephone at (858) 613-1300 or by writing to us at the following address:

                        Imaging Technologies Corporation
                        Attn:  Philip J. Englund, Secretary
                        15175 Innovation Drive
                        San Diego, California  92128

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

         Article X of the Bylaws of the Registrant provides that the Registrant shall indemnify its officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant shall be paid by the Registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

        Article Seventh of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted by such Section 145.

        INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US ACCORDING TO THE PROVISIONS IN OUR ARTICLES OF INCORPORATION, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SEC, THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

                                     EXPERTS

         The financial statements incorporated herein by reference to our Annual Report on Form 10-K for the year ended June 30, 1999 have been so incorporated in reliance on the report of Boros & Farrington APC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

         For the purpose of this offering, Parker Chapin LLP is our counsel in regard to this registration statement.

                              FINANCIAL INFORMATION

         The following financial statements should be read in conjunction with the financial statement information contained in and incorporated by reference from our most recent report on Form 10-K, which is being furnished with this prospectus.


THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT
WE FILED WITH THE SEC.  YOU SHOULD RELY ON THE
INFORMATION OR REPRESENTATIONS PROVIDED IN THIS
PROSPECTUS.  WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU                    38,000,000 SHARES
WITH DIFFERENT INFORMATION.  THE SELLING SECURITY
HOLDER DESCRIBED IN THIS PROSPECTUS IS NOT MAKING AN                      IMAGING TECHNOLOGIES
OFFER IN ANY JURISDICTION WHERE THE OFFER IS NOT                            CORPORATION
PERMITTED.  YOU SHOULD NOT ASSUME THAT THE
INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY                        COMMON STOCK
DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                   ----------------

                   TABLE OF CONTENTS

                   ----------------
                                                                           ----------------
Page

Forward-Looking Statements........................3                           PROSPECTUS
Prospectus Summary................................3                        ----------------
The Offering......................................4
Risk Factors......................................6
Use of Proceeds..................................12
Selling Security Holder..........................13
Plan of Distribution.............................13
Description of Securities........................14
Information With Respect to the Registrant.......14
Material Changes.................................15
Where You Can Find More Information..............15
Incorporation of Certain Documents by Reference..15
Disclosure of Commission Position on
   Indemnification for Securities and Liabilities16
Experts  ........................................16
Legal Opinion....................................16               IMAGING TECHNOLOGIES CORPORATION
Financial Information............................16                    15175 INNOVATION DRIVE
                                                                    SAN DIEGO, CALIFORNIA 92128
                                                                           (858) 613-1300
                                                                         SEPTEMBER __, 2000





                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the estimated expenses in connection with the issuance and distribution of the common stock being registered:

         SEC registration fees ...................................$3,862.32
         Legal fees and expenses.................................$30,000.00
         Accounting fees and expenses.............................$2,000.00
         Miscellaneous................................................$0.00
                                                                      -----
         TOTAL                                                   $35,862.32
         =====                                                   ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

         Article X of the Bylaws of the Registrant provides that the Registrant shall indemnify its officers, directors and employees. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. In addition, expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant shall be paid by the Registrant unless such officer, director or employee is adjudged liable for negligence or misconduct in the performance of his or her duties.

         Article Seventh of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the Delaware General Corporation Law to the full extent permitted by such Section 145.

INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US ACCORDING TO THE PROVISIONS IN OUR ARTICLES OF INCORPORATION, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SEC, THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

ITEM 16.  EXHIBITS.

(A)  EXHIBITS

EXHIBIT                             DESCRIPTION

            >
         3(a)     Certificate of Incorporation of the Company,  as amended,  and currently in effect. See also below (Incorporated by reference
                  to Exhibit 3(a) to 1988 Form 10-K)                                     *

         3(b)     Certificate of Amendment of Certificate  of  Incorporation  of
                  the Company, filed February 8, 1995, as amended, and currently in effect  (Incorporated  by reference to Exhibit 3(b) to 1995
                  Form 10-K)                                                              *

         3(c)     Certificate of Amendment of Certificate  of  Incorporation  of
                  the Company,  filed May 23, 1997, as amended, and currently in
                  effect (Incorporated by reference to 1997 Form 10-K)                    *


            >
         3(d)     Certificate  of Amendment  of  Certificate  of  Incorporation,
                  filed  January 12,  1999,  as amended and  currently in effect
                  (Incorporated  by  reference to Form 10-Q for the period ended
                  December 31, 1998)                                                      *

         3(e)     Certificate  Eliminating Reference to Certain Series of Shares
                  of Stock from the Certificate of Incorporation,  filed January
                  12, 1999, as amended and currently in effect  (Incorporated by
                  reference to Form 10-Q for the period ended December 31, 1998)          *

         3(f)     By-Laws of the Company,  as amended,  and  currently in effect
                  (Incorporated by reference to Exhibit 3(b) to 1987 Form 10-K)           *

         4(a)     Amended  Certificate of  Designation  of Imaging  Technologies
                  Corporation with respect to the 5% Convertible Preferred Stock
                  (Incorporated by reference to Exhibit 4(d) to 1987 Form 10-K)           *

         4(b)     Amended  Certificate of  Designation  of Imaging  Technologies
                  Corporation  with  respect  to the  5%  Series  B  Convertible
                  Preferred Stock  (Incorporated by reference to Exhibit 4(b) to
                  1988 Form 10-K)                                                         *

         4(c)     Certificate of Designations,  Preferences and Rights of Series
                  C  Convertible   Preferred   Stock  of  Imaging   Technologies
                  Corporation (Incorporated by reference to Exhibit 4(c) to 1998
                  Form 10-K)                                                              *

         4(d)     Certificate of Designation,  Powers, Preferences and Rights of
                  the  Series  of  Preferred  Stock  to be  Designated  Series D
                  Convertible   Preferred   Stock,   filed   January   13,  1999
                  (Incorporated  by  reference to Form 10-Q for the period ended
                  December 31, 1998)                                                      *

         4(e)     Certificate of Designation,  Powers, Preferences and Rights of
                  the  Series  of  Preferred  Stock  to be  Designated  Series E
                  Convertible   Preferred   Stock,   filed   January   28,  1999
                  (Incorporated  by  reference to Form 10-Q for the period ended
                  December 31, 1998)                                                       *

         5        Legal Opinion of Parker Chapin LLP                                      **

         10(a.1)  1988  Stock  Option  Plan  for the  Company  (Incorporated  by
                  reference to Exhibit 10(g) to 1989 Form 10-K)                            *

         10(a.2)  Amendment   and   Restatement   of  1988  Stock   Option  Plan
                  (Incorporated  by  reference  to Exhibit  10(d) to 1991 Form
                  10-K)                                                                    *

         10(a.3)  Forms of Standard  Non-Qualified  and  Incentive  Stock Option
                  Agreement  for  1988  Stock  Option  Plan   (Incorporated   by
                  reference to Exhibit 10(e) to 1991 Form 10-K)                            *

         10(b)    Reference  is made to the various  stock  options and warrants granted in 1996 to  directors  and  executive  officers of the
                  Company as  described  in Notes 6 and 7 to the 1996  Financial
                  Statements  (Incorporated  by  reference  to Forms  S-8  dated
                  February  12,  1996,  File  Nos.   333-00871,   333-00873  and
                  333-00879)                                                               *

         10(c.1)  Consulting Agreement, dated April 1, 1994, between the Company and Irwin Roth (Incorporated  by reference to Exhibit 10(az)
                  to 1994 Form 10-KSB)                                                     *

         10(c.2)  Amendment to Consulting  Agreement dated June 12, 1998 between the Company and Irwin Roth  (Incorporated  by  reference  to
                  Exhibit 10(g.3) to 1998 Form 10-K)                                       *

         10(d.1)  Warrant Purchase Agreement,  dated September 17. 1993, between the Company and Robinson International,  Ltd. (Incorporated by
                  reference to Exhibit 10(ar) to 1994 Form 10-KSB)                         *

            >
         10(d.2)  Warrant Certificate for 250,000 Warrants to Purchase Shares of
                  Common Stock of the Company at $1.50 per share dated September
                  17, 1993, between the Company and Robinson International, Ltd.
                  (Incorporated  by  reference  to  Exhibit  10(as) to 1994 Form
                  10-KSB)                                                                  *

         10(d.3)  Warrant Certificate for 250,000 Warrants to Purchase Shares of
                  Common Stock of the Company at $1.00 per share dated September
                  17, 1993, between the Company and Robinson International, Ltd.
                  (Incorporated  by  reference  to  Exhibit  10(at) to 1994 Form
                  10KSB)                                                                   *

         10(e)    ITEC/MEl  License  Agreement  dated September 30, 1994 between the Company  and  Matsushita  Electric  Industrial  Co.,  Ltd.
                  (Incorporated  by  reference  to Exhibit  10(aac) to 1994 Form
                  10-KSB)                                                                  *

         10(f)    Form of  Standard  Warrant  Agreement  dated  January  3, 1996 issued  to Harry J.  Saal as  described  in Note 6 to the 1996
                  Financial  Statements  (Incorporated  by  reference to Exhibit
                  10(o) to 1996 Form 10-KSB)                                               *

         10(g)    Form of Standard  Warrant and Consulting  Agreement  issued to consultants  as  described  in  Note 6 to the  1996  Financial
                  Statements (Incorporated by reference to Form S-8 dated May 9,
                  1996, File Number 333-03375)                                             *

         10(h)    Warrant  to  Purchase  Stock  between  Imperial  Bank  and the
                  Company  dated June 23, 1998  (Incorporated  by  reference  to
                  Exhibit 10(w) to 1998 Form 10-K)                                         *

         10(i)    Form of Warrant to Purchase  Common Stock  between  buyers and the Company dated August 21, 1997  (Incorporated  by reference
                  to Exhibit 10(z) to 1998 Form 10-K)                                       *

         10(j)    Securities Purchase Agreement dated as of January 13, 1999, by and among the Company and the applicable parties named therein
                  (Incorporated  by  reference  to Exhibit 10.3 to Form 10-Q for
                  the period ended December 31, 1998)                                       *

         10(k)    Registration Rights Agreement dated as of January 13, 1999, by and among the Company and the applicable parties named therein
                  (Incorporated  by  reference  to Exhibit 10.4 to Form 10-Q for
                  the period ended December 31, 1998)                                       *

         10(l)    Form of  Warrant  to  Purchase  Shares of Common  Stock of the
                  Company at $.875 per share dated January 13, 1999, between the
                  Company and each of the  applicable  parties  named in Exhibit
                  10(j)  hereto  (Incorporated  by  reference to Exhibit 10.5 to
                  Form 10-Q for the period ended December 31, 1998)                         *

         10(m)    Securities Purchase Agreement dated as of February 2, 1999, by and among the Company and the applicable parties named therein
                  (Incorporated  by  reference  to Exhibit 10.6 to Form 10-Q for
                  the period ended December 31, 1998)                                       *

         10(n)    Registration Rights Agreement dated as of February 2, 1999, by and among  the  Company  and the applicable  parties  named therein  (Incorporated  by  reference  to Exhibit 10.7 to Form
                  10-Q for the period ended December 31, 1998)                              *

         10(o)    Form of  Warrant  to  Purchase  Shares of Common  Stock of the
                  Company at $.875 per share dated February 2, 1999, between the
                  Company and each of the  applicable  parties  named in Exhibit
                  10(n)  hereto  (Incorporated  by  reference to Exhibit 10.8 to
                  Form 10-Q for the period ended December 31, 1998)                         *

            >
         10(p)    Exchange Agreement dated as of February 19, 1999, by and among
                  the  Company  and  the   applicable   parties   named  therein
                  (Incorporated  by  reference  to Exhibit 10.9 to Form 10-Q for
                  the period ended December 31, 1998)                                       *

         10(q)    Form of Warrant to Purchase  50,000  shares of Common Stock of
                  ITEC at $1.50 per share, dated March 5, 1999, between ITEC and
                  Carmel  Mountain   Environmental   L.L.C.   (Incorporated   by
                  reference to Exhibit 4.9 to Amendment  No. 2 to Form S-3 filed
                  July 16, 1999, File No. 333-77629)                                        *

         10(r)    Form of Warrant to Purchase  50,000  Shares of Common Stock of
                  ITEC at $1.50 per share dated March 5, 1999,  between ITEC and
                  Carmel Mountain #8 Associates, L.P. (Incorporated by reference to Exhibit 4.10 to Amendment  No. 2 to Form S-3 filed July 16,
                  1999, File No. 333-77629)                                                 *

         10(s)    Form of Warrant to Purchase  5,000  Shares of Common  Stock of
                  ITEC at $1.50 per share,  dated March 5, 1999 between ITEC and
                  John P. Mulder  (Incorporated  by reference to Exhibit 4.12 to
                  Amendment  No. 2 to Form S-3  filed  July 16,  1999,  File No.
                  333-77629)                                                                *

         10(t)    Form of Warrant to Purchase  5,000  Shares of Common  Stock of
                  ITEC at $1.50 per share,  dated March 5, 1999 between ITEC and
                  Steve Tiritilli  (Incorporated by reference to Exhibit 4.13 to
                  Amendment  No. 2 to Form S-3  filed  July 16,  1999,  File No.
                  333-77629)                                                                *

         10(u)    Common Stock Purchase Agreement  (Incorporated by reference to
                  Exhibit  10.1 to the  Company's  Report  on Form  10-Q for the
                  period ended September 30, 1998)                                          *

         10(v)    Form of Subordinated Note Purchase Agreement  (Incorporated by
                  reference to Exhibit 10.2 to the Company's Report on Form 10-Q
                  for the period ended September 30, 1998)                                  *

         10(w)    Registration  Rights  Agreement  (Incorporated by reference to
                  Exhibit  10.6 to the  Company's  Report on Form 10-Q for the
                  period ended September 30, 1998)                                          *

         10(x)    Form of Convertible Subordinated Promissory Note (Incorporated
                  by reference to Exhibit  10.4 to the Company's Report on Form
                  10-Q for the period ended September 30, 1998)                             *

         10(y)    Form  of  Common  Stock  Purchase  Warrant   (Incorporated  by
                  reference  to Exhibit  10.12 to the  Company's  Report on Form
                  10-Q for the period ended September 30, 1998)                             *

         10(z)    Form  of  Common  Stock  Purchase  Warrant   (Incorporated  by
                  reference to Exhibit 10.9 to the Company's Report on Form 10-Q
                  for the period ended September 30, 1998)                                  *

         10(aa)   Form  of  Common  Stock  Purchase  Warrant   (Incorporated  by
                  reference to Exhibit 10.5 to the Company's Report on Form 10-Q
                  for the period ended September 30, 1998)                                  *

         10(ab)   Form of Warrant to Purchase  60,000  Shares of Common Stock of
                  ITEC at $2.50 per share, dated June 23, 1998, between ITEC and
                  Imperial  Ban.  (Incorporated  by reference to Exhibit 4.40 to
                  Amendment  No. 2 to Form S-3  filed  July 16,  1999,  File No.
                  333-77629)                                                               *

         10(ac)   Standard Industries/Commercial  Single-Tenant Lease-Net, dated
                  February 22, 1999 and addendum  thereto,  dated March 5, 1999, by and between Carmel  Mountain #8  Associates,  L.P. and ITEC
                  (Incorporated  by reference to Exhibit  10.10 to Form 10-Q for
                  the period ended March 31, 1999)                                         *

         10(ad) 1999 Special Compensation Plan for certain directors, officers and employees of the

                  Company (Incorporated by reference to Form S-8, filed June 18,
                  1999)                                                                    *

         10(ae)   Form of Restated and Amended  Common Stock  Purchase  Warrants
                  relating to Exhibit 10(bt) above (Incorporated by reference to
                  Form S-8, filed June 18, 1999)                                           *

         10(af)   Form of  Compensation  Agreement  relating  to Exhibit  10(ad)
                  above  (Incorporated  by reference to Form S-8, filed June 18,
                  1999)                                                                    *

         10(ag)   Consulting Agreement dated July 1, 1999 between Howard Schraub and the  Company  (Incorporated  by  reference  to Form S-8,
                  filed August 4, 1999)                                                    *

         10(ah)   Consulting  Agreement  dated July 1, 1999 between George Furla and the Company  (Incorporated by reference to Form S-8, filed
                  August 4, 1999)                                                          *

         10(ai)   Consulting  Agreement dated July 1, 1999 between Franz Herbert
                  and the  Company.   (Incorporated  by reference to Form S-8,
                  filed August 4, 1999)                                                    *

         10(aj)   Consulting Agreement dated July 1, 1999 between Peter Benz and the Company  (Incorporated  by  reference  to Form S-8,  filed
                  September 22, 1999)                                                      *

         10(ak)   Consulting Agreement dated July 1, 1999 between Richard Kaplan and the  Company  (Incorporated  by  reference  to Form S-8,
                  filed September 22, 1999)                                                *

         10(al)   Private  Equity Line of Credit  Agreement by and among certain
                  Investors and the Company (Incorporated by reference to Form
                  8-K, filed July 28, 2000)                                                *

         21       List of Subsidiaries of the Company (Incorporated by reference
                  to Form 10-K, filed June 30, 1999)                                       *

         23       Consent of Independent Accountants                                      **

* Exhibit is incorporated by reference only and a copy is not included in this Form S-2 filing.

**       Filed herewith.

(B) REPORTS ON FORM 8-K

Form 8-K filed July 28, 2000.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 22nd day of September 2000.

                                                IMAGING TECHNOLOGIES CORPORATION



                                            By: /s/ Brian Bonar
                                                -------------------
                                                    Brian Bonar
                                                    Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Brian Bonar and Philip J. Englund, and each of them acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   Signature                                        Title
                   ---------                                        -----
/s/ Brian Bonar                                      President, Chief Executive Officer      September 22, 2000
------------------------------------                            and Director
Brian Bonar                                             (Principal Executive Officer)
*Attorney-in-fact


        *                                                         Director                   September 22, 2000
------------------------------------
Robert A. Dietrich


        *                                                         Director                   September 22, 2000
------------------------------------
Eric W. Gaer


        *                                                         Director                   September 22, 2000
------------------------------------
Stephen J. Fryer


/s/ Richard H. Green                                              Director                   September 22, 2000
------------------------------------
Richard H. Green
